UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
               (Amendment No. ___)*



               Envirotest Systems Corp.
                 (Name of Issuer)


                   Class A Common Stock

          (Title of Class of Securities)

                   29409W105
                  (CUSIP Number)

               Jonathan Green, Esq.
            Appaloosa Management L.P.
            51 John F. Kennedy Parkway
           Short Hills, New Jersey 07078
                   (201) 376-5400
   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                     May 10, 1996
       (Date of Event which Requires Filing
                of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Exhibit Index:  Page 7
                 Page 1 of 9 Pages
                   SCHEDULE 13D

CUSIP No. 29409W105              Page 2 of 9 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

          N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

          Delaware

               7    Sole Voting Power
  Number of                   789,000
   Shares
Beneficially        8    Shared Voting Power
  Owned By                    -0-
    Each
  Reporting         9    Sole Dispositive Power
   Person                789,000
    With
               10   Shared Dispositive Power
                         -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
          789,000

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
          5.98%

14   Type of Reporting Person*
          PN

 *SEE INSTRUCTIONS BEFORE FILLING OUT!
                   SCHEDULE 13D

CUSIP No. 29409W105              Page 3 of 9 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          David A. Tepper

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

          N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

          United States

               7    Sole Voting Power
  Number of                   789,000
   Shares
Beneficially        8    Shared Voting Power
  Owned By                    -0-
    Each
  Reporting         9    Sole Dispositive Power
   Person                789,000
    With
               10   Shared Dispositive Power
                         -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
          789,000

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
          5.98%

14   Type of Reporting Person*
          IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   SCHEDULE 13D




Item 1.   Security and Issuer

     This statement on Schedule 13D relates to shares of the Class A common stock, par value $0.01 per share (the
"Shares"), of Envirotest Systems Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 246 Sobrante Way, Sunnyvale, California 94086.


Item 2.   Identity and Background

     This statement on Schedule 13D is being filed by Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), and David A. Tepper ("Mr.
Tepper", and together with the Manager, the "Reporting
Persons"). A copy of the Joint Filing Agreement between the Reporting Persons is annexed hereto as Exhibit A.

     The general partner of the Manager is Appaloosa
Partners Inc., a Delaware corporation, of which Mr.
Tepper is the sole stockholder and President.

     The Manager is the general partner of Appaloosa
Investment Limited Partnership I, a Delaware limited partnership (the "Partnership"). The Manager acts as an investment adviser to Palomino Fund Ltd. ("Palomino") and Reliance Standard Life Insurance Company
("Reliance").  Reliance is beneficially owned by Delphi
Financial Group, Inc. ("Delphi"). The address of the principal business and principal office of the Manager is 51 John F. Kennedy Parkway, Short Hills, New Jersey
07078.  The business address of Mr. Tepper is 51 John F.
Kennedy Parkway, Short Hills, New Jersey 07078. The present principal occupation or employment of Mr. Tepper is as President of Appaloosa Partners Inc. The address of the principal business and principal office of Palomino is c/o Trident Trust Company (Cayman) Ltd., 1
Capital Place, P.O. Box 847, Grand Cayman, Cayman
Islands. The address of the principal business and principal office of Pinto is 51 John F. Kennedy Parkway,
Short Hills, New Jersey 07078. The address of the principal business and principal office of Reliance is 2501 Parkway, Philadelphia, Pennsylvania 19130. The address of the principal business and principal office of Delphi is 1105 North Market Street, Wilmington,
Delaware 19899. The Partnership, Palomino and Reliance are sometimes referred to herein collectively as the "Accounts".

     During the last five years, none of the Reporting
Persons has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Tepper is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other
Consideration

     Of the 789,000 Shares held by the Reporting
Persons, 500,801 Shares were purchased with the personal funds of the Partnership, 164,709 Shares were purchased with the working capital of Palomino and 123,490 Shares were purchased with the working capital of Reliance.


Item 4.   Purpose of Transaction

     The purpose of the acquisition by the Reporting
Persons of the Shares is for investment.  The Reporting
Persons may consider making additional purchases of the Shares in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their Shares in open-market or private transactions, depending upon prevailing market conditions and other factors.

     Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Form.


Item 5.   Interest in Securities of the Issuer

(a)  This statement on Schedule 13D relates to 789,000
     Shares beneficially owned by the Reporting Persons, which constitute approximately 5.98% of the issued and outstanding Shares. As of May 10, 1996, the
     Reporting Persons beneficially owned 669,000 Shares which constituted approximately 5.07% of the issued and outstanding Shares.

(b) The Manager has sole voting and dispositive power with respect to 789,000 Shares. Mr. Tepper has sole voting and dispositive power with respect to 789,000 Shares.

(c) Within the past sixty days, the Reporting Persons purchased and sold Shares on the dates, in the amounts and at the prices set forth on Exhibit B annexed hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

(d)  Not applicable.

(e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     As discussed in Item 2 above, the Manager acts as general partner to the Partnership, which owns 500,801
Shares. The Manager also acts as investment adviser to Palomino, which owns 164,709 Shares, and Reliance, which owns 123,490 Shares. Mr. Tepper is the President of
Appaloosa Partners Inc., which is the general partner of the Manager. The Manager is the general partner of the Partnership.

     Except as set forth above, there exist no contracts, arrangements, understandings or relationships
(legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits

     Exhibit A:     Joint Filing Agreement.
     Exhibit B:     Transactions in Shares Within Past
60 Days.


                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 1996


                         Appaloosa Management L.P.
                         By:  Appaloosa Partners
Inc.,
                              Its General Partner



                         By:  /s/ David A. Tepper

                              David A. Tepper
                              President



                         David A. Tepper



                         /s/ David A. Tepper

                   EXHIBIT INDEX


Exhibit             Exhibit Name                         Page



A              Joint Filing Agreement                       8

B              Transactions in Shares Within Past 60
Days      9

                     EXHIBIT A


              JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that the Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of beneficial interest of Envirotest Systems Corp. is filed jointly on behalf of each such person.

Dated: October 8, 1996
                         Appaloosa Management L.P.
                         By:  Appaloosa Partners
Inc.,
                              Its General Partner



                         By:  /s/ David A. Tepper

                              David A. Tepper
                              President


                         David A. Tepper



                         /s/ David A. Tepper

                     EXHIBIT B

       Transactions in Shares of the Company
            Within the Past Sixty Days

Purchases by the Partnership


               Trade Date
          Purchase/Sale
          No. of
          Shares
          Purchased/Sold
          Price
          Per Share


          9-17-96
          P
          38,000
          2.312



Purchases by Palomino



               Trade Date
          Purchase/Sale
          No. of
          Shares
          Purchased/Sold
          Price
          Per Share


          9-17-96
          P
          12,530
          2.312


Purchases by Reliance



               Trade Date
          Purchase/Sale
          No. of
          Shares
          Purchased/Sold
          Price
          Per Share


          9-17-96
          P
          9,470
          2.312